August 22, 2024

VIA EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Charlotte Young and Amanda Ravitz

Re:	Westlake Corporation

Definitive Proxy Statement on Schedule 14A

Filed March 29, 2024

File No. 001-32260

Ladies and Gentlemen:

On behalf of Westlake Corporation (the “Company” or “Westlake”), we submit via EDGAR the Company’s responses to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter to the Company, dated August 9, 2024, with respect to the Company’s Definitive Proxy Statement on Schedule 14A, filed with the Commission on March 29, 2024 (the “2024 Proxy Statement”).

Set forth below are the Company’s responses to the Staff’s comments. The Company’s responses below are preceded by the Staff’s comments for ease of reference.

Definitive Proxy Statement on Schedule 14A

Pay-Versus-Performance Compensation Table, page 31

1.

The tables you have provided pursuant to Item 402(v) of Regulation S-K include several numerical amounts we are unable to confirm using the data in the Summary Compensation Table on page 23. For example, the amounts listed for 2021 and 2022 in the column titled “Summary Compensation Table Total for CEO($)” are not the same as the amounts listed in the total column of the Summary Compensation Table. Similarly, we are unable to confirm the 2023 average included under the pay versus performance table column titled “Avg. Summary Compensation Table Total for Non-CEO NEOs($)” using the 2023 Summary Compensation Table totals for Messrs. James Chao, Bender, Buesinger and Ederington. In addition, the amounts you have included in footnote 2 in the row titled “Deduction for amounts reported under the ‘Stock Awards’ column in the Summary Compensation Table” do not appear in the Summary Compensation Table. Please provide us additional information about the reasons for these discrepancies or confirm that you will address them in future proxy filings.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we will correct such discrepancies, the majority of which resulted from rounding errors, and ensure that all amounts are accurately disclosed in the Company’s future proxy statements filed with the Commission (beginning with the proxy statement that will be filed in 2025).

2.

It appears that you have included net income attributable to Westlake Corporation in your pay versus performance table in lieu of net income as required by Item 402(v)(2)(v) of Regulation S-K. Please include net income (loss), as reported in your audited GAAP financial statements, in your pay versus performance table and related disclosure for all years covered by the table. Refer to Regulation S-K Compliance and Disclosure Interpretation 128D.08. Please note that you may voluntarily provide supplemental measures of net income or financial performance, so long as any additional disclosure is “clearly identified as supplemental, not misleading, and not presented with greater prominence than the required disclosure.” See Pay Versus Performance, Release No. 3495607 (August 25, 2022) [87 FR 55134 (September 8, 2022)] at Section II.F.3.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we will correct such disclosure using net income (loss), as reported in the Company’s audited financial statements, in the Company’s future proxy statements filed with the Commission (beginning with the proxy statement that will be filed in 2025).

3.

We note that you have included “Economic Value Added,” a non-GAAP measure, as your Company-Selected Measure pursuant to Item 402(v)(2)(vi) of Regulation S-K. It is not clear from your disclosure on page 32 how this number is calculated from your audited financial statements. Please provide further discussion of where you derive the “Weighted Average Cost of Capital” from your audited financial statements, including all adjustments made to this metric. Please also provide clarity on “certain amortization expenses” and “other items as deemed appropriate by the Committee” and how these are derived from your audited financial statements. Note that incorporation by reference to disclosure in a separate filing will not satisfy this disclosure requirement.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we will provide such expanded disclosure in the Company’s future proxy statements filed with the Commission (beginning with the proxy statement that will be filed in 2025).

4.

We note disclosure in footnote 5 to your pay versus performance table that the compensation actually paid amounts for 2021 and 2022 were revised to correct an error in the calculation of the fair value of option awards. We also note that you limited your footnote disclosure to the most recent fiscal year. Regulation S-K Compliance and Disclosure Interpretation 128D.03 contemplates omitting footnote disclosure for all years other than the most recent fiscal year unless the prior years’ footnote disclosure would be material to an investor’s understanding of the information reported in the pay versus performance table for the most recent fiscal year, or of the relationship disclosure provided under Item 402(v)(5) of Regulation S-K. Please tell us how you concluded that you were not required to provide footnote disclosure for years other than the most recent fiscal year in light of the revisions to your compensation actually paid amounts for 2021 and 2022.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we will provide footnote disclosure for each of the prior years in the Company’s proxy statement that will be filed in 2025.

If you have any questions regarding these matters, please do not hesitate to call the undersigned at (713) 585-2643.

Sincerely,

WESTLAKE CORPORATION

By:	/s/ M. Steven Bender
Name:	M. Steven Bender
Title:	Executive Vice President and Chief Financial Officer

cc:	Baker Botts L.L.P.